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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

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                     SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                           HOWMET INTERNATIONAL INC.
                           (NAME OF SUBJECT COMPANY)

                           HOWMET INTERNATIONAL INC.
                       (NAME OF PERSON FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   443208 103
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                              ROLAND A. PAUL, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                           HOWMET INTERNATIONAL INC.
                               475 STEAMBOAT ROAD
                       GREENWICH, CONNECTICUT 06836-1960
                                 (203) 661-4600
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                   ON BEHALF OF THE PERSON FILING STATEMENT)

                            ------------------------

                                WITH COPIES TO:

           ERIC S. ROBINSON, ESQ.                      J. DAVID KIRKLAND, JR., ESQ.
       WACHTELL, LIPTON, ROSEN & KATZ                       BAKER BOTTS L.L.P.
             51 WEST 52ND STREET                      ONE SHELL PLAZA, 910 LOUISIANA
          NEW YORK, NEW YORK 10019                         HOUSTON, TEXAS 77002
               (212) 403-1000                                 (713) 229-1101

                            ------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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ITEM 1.  SUBJECT COMPANY INFORMATION.

     The name of the subject company is Howmet International Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 475 Steamboat Road, Greenwich, Connecticut 06830. The telephone number of the Company at its principal executive offices is (203) 661-4600.

     The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is the Common Stock, par value $0.01 per share, of the Company (the "Common Stock"). As of April 28, 2000, there were 100,033,307 shares of Common Stock outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

     The filing person is the subject company. The Company's name, business address and business telephone number are set forth in Item 1 above.

     This Statement relates to the tender offer by HMI Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Alcoa Inc., a Pennsylvania corporation ("Alcoa"), to purchase all of the outstanding shares of Common Stock (the "Shares") at a purchase price of $20.00 per Share (the "Offer Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated April 18, 2000, and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by Alcoa and the Purchaser with the Securities and Exchange Commission (the "Commission") on April 18, 2000. The Schedule TO states that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the "DGCL"), Alcoa intends to cause the merger of the Purchaser with and into the Company (the "Merger"), with the Company continuing as the surviving corporation in the Merger, in which each Share outstanding immediately prior to the effective time of the Merger (other than Shares owned by the Purchaser or any subsidiary of Alcoa or the Purchaser, or as to which the holder has validly perfected dissenters' rights under the DGCL) would be converted into the right to receive $20.00 in cash, without interest. The Offer is conditioned upon, among other things, (i) there being tendered and not withdrawn prior to the expiration date of the Offer not less than a majority of the outstanding Publicly Held Company Shares (as defined below) (the "Minimum Tender Condition") and (ii) Omega Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Alcoa ("Omega"), having purchased shares of Cordant Common Stock (as defined below) in Omega's tender offer for such shares commenced pursuant to the Cordant/Alcoa Merger Agreement (as defined below).

     The Schedule TO states that the principal offices of the Purchaser and Alcoa are located at 201 Isabella Street, Alcoa Corporate Center, Pittsburgh, Pennsylvania 15212.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of the Company's directors, executive officers and affiliates are, except as noted below, described in Annex A attached to this Statement and incorporated herein by reference. Except as described in this Statement (including in the Exhibits hereto and in Annex A hereto) or incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between the Company or its affiliates and (1) the Company's executive officers, directors or affiliates or (2) the Purchaser or the Purchaser's executive officers, directors or affiliates.

     THE CORDANT/ALCOA MERGER AGREEMENT. On March 14, 2000, Alcoa, Omega and Cordant Technologies Inc., a Delaware corporation and the beneficial owner of approximately 84.6% of the outstanding Shares ("Cordant"), entered into an Agreement and Plan of Merger (the "Cordant/Alcoa Merger Agreement") pursuant to which Alcoa agreed to acquire all of the outstanding shares of Common Stock, par value $1.00 per

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share, of Cordant ("Cordant Common Stock"). A copy of the Cordant/Alcoa Merger
Agreement is filed as Exhibit (e)(1) to this Statement and incorporated herein by reference.

     The Cordant/Alcoa Merger Agreement provides that from and after the purchase of shares of Cordant Common Stock ("Cordant Shares") in the tender offer for all outstanding Cordant Shares made by Omega pursuant to the Cordant/Alcoa Merger Agreement (the "Cordant Offer"), Alcoa will indemnify and hold harmless each present and former director and officer of Cordant and its subsidiaries (including the Company) against any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, by reason of the fact that such individual is or was a director, officer, employee or agent of Cordant or any of its subsidiaries, or is or was serving at the request of Cordant or any of its subsidiaries as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, arising out of or pertaining to matters existing or occurring at or prior to the effective time of the merger of Omega with and into Cordant as contemplated by the Cordant/Alcoa Merger Agreement (the "Cordant Merger"), whether asserted or claimed prior to, at or after the purchase of Cordant Shares in the Cordant Offer, to the fullest extent permitted under applicable law, and Alcoa will also advance fees and expenses as incurred to the fullest extent permitted under applicable law.

     The Cordant/Alcoa Merger Agreement further provides that, for six years from the effective time of the Cordant Merger, Alcoa will maintain in effect Cordant's and its subsidiaries' directors and officers liability insurance policies covering those persons who are currently covered by such policies; provided, however, that in no event will Alcoa be required to expend in any one year an amount in excess of the annual premiums currently paid by Cordant and its subsidiaries for such insurance, and, provided, further, that if the annual premiums of such insurance coverage exceed such amount, Alcoa will be obligated to obtain policies with the greatest coverage available for a cost not exceeding such amount; and provided, further, that Alcoa may meet its obligations by covering the above persons under Alcoa's insurance policy on the terms described above that expressly provide coverage for any acts that are covered by the existing policies of Cordant and its subsidiaries.

     THE CORPORATE AGREEMENT AMENDMENT. On March 13, 2000, Cordant, Cordant Technologies Holding Company, a Delaware corporation and a wholly owned subsidiary of Cordant ("Holding"), and the Company amended (the "Corporate Agreement Amendment") the Corporate Agreement entered into by such parties in connection with the initial public offering of Shares in December 1997. Under the Corporate Agreement Amendment, Cordant and Holding agreed that neither they nor any of their affiliates will acquire outstanding Shares not held by any of them (the "Publicly Held Company Shares") if, after such acquisition, the number of Publicly Held Company Shares would be less than 14% of the total number of outstanding Shares, other than: (1) with the consent of a majority (but not less than two) of the non-employee directors of the Company who are not directors or employees of Cordant, Holding or their affiliates; or (2) the purchase of at least a majority of the outstanding Publicly Held Company Shares pursuant to a tender offer to acquire all of the Publicly Held Company Shares, which tender offer (A) is conditioned upon there being tendered and not withdrawn prior to the expiration of the offer not less than a majority of the outstanding Publicly Held Company Shares (the "Minimum Tender Requirement"), and (B) provides a commitment for a prompt merger or business combination following the purchase of Shares in the tender offer as contemplated by clause (3) below; or (3) pursuant to a merger or other business combination, within one year following the completion of a tender offer described in clause (2) above that satisfied the Minimum Tender Requirement, in which each Publicly Held Company Share outstanding immediately prior to the effective time of such merger or business combination is converted into the right to receive the same consideration paid or issued in the tender offer; or (4) pursuant to a merger or other business combination in which holders of all outstanding Publicly Held Company Shares are treated the same which is approved by the holders of a majority of the outstanding Publicly Held Company Shares. A copy of the Corporate Agreement Amendment is filed as Exhibit (e)(2) to this Statement and incorporated herein by reference.

     LETTER AGREEMENT RELATING TO ALCOA'S COMPLIANCE WITH THE CORPORATE AGREEMENT AMENDMENT. Alcoa and the Company entered into a letter agreement on March 13, 2000 (the "Alcoa Letter Agreement"), pursuant to which Alcoa agreed with the Company to be bound by the same limitations on purchasing

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Publicly Held Company Shares as bind Cordant under the Corporate Agreement
Amendment. A copy of the Alcoa Letter Agreement is filed as Exhibit (e)(3) to this Statement and incorporated herein by reference.

     EFFECTS OF THE OFFER AND THE MERGER UNDER COMPANY STOCK PLANS AND AGREEMENTS BETWEEN THE COMPANY AND ITS EXECUTIVE OFFICERS. Alcoa and the Purchaser state in the Offer that Alcoa intends to use its reasonable best efforts to cause each option to purchase shares of Common Stock issued pursuant to the Company's Amended and Restated 1997 Stock Awards Plan (such plan, the "Company Stock Option Plan," and each option issued thereunder, an "Employee Stock Option") to become exercisable immediately prior to the effective time of the Merger (the "Effective Time"), as permitted pursuant to the terms and conditions of the Company Stock Option Plan. Alcoa and the Purchaser also state that Alcoa intends to offer to each holder of an Employee Stock Option that is outstanding immediately prior to the Effective Time (whether or not then presently exercisable or vested) to cancel such Employee Stock Option in exchange for an amount in cash equal to the product of (x) the difference between the Offer Price and the per share exercise price of such Employee Stock Option and (y) the number of shares of Common Stock covered by such Employee Stock Option. Alcoa and the Purchaser state that the Purchaser expects that all payments in respect of such Employee Stock Options will be made as promptly as practicable after the Effective Time, subject to the collection of all applicable withholding taxes required by law to be collected by the Company and that each Employee Stock Option, the holder of which does not accept such offer, that remains outstanding immediately before the Effective Time will be assumed by Alcoa and converted, effective as of the Effective Time, into an option with respect to that number (the "New Share Number") of shares of common stock, par value $1.00 per share, of Alcoa ("Alcoa Common Stock") that equals the number of shares of Common Stock subject to such Employee Stock Option immediately before the Effective Time, times an amount equal to the Offer Price divided by the Alcoa Share Value (as defined below), rounded to the nearest whole number, with a per-share exercise price equal to the aggregate exercise price of such option immediately before the Effective Time, divided by the New Share Number, rounded to the nearest whole cent; provided that in the case of any such option that was granted as an "incentive stock option" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and did not cease to qualify as such as a result of any acceleration of vesting provided for above or otherwise, the number of shares will be rounded down to the nearest whole number to determine the New Share Number, and the new per-share exercise price will be determined by rounding up to the nearest whole cent. The "Alcoa Share Value" means the average of the daily high and low trading prices of the Alcoa Common Stock on the New York Stock Exchange on each trading day during the period of 30 days ending the second trading day prior to the Effective Time. Alcoa and the Purchaser also state that Alcoa also intends to cause amounts payable to certain Company employees pursuant to stock appreciation rights agreements to become vested as of the Effective Time and for such amounts to be paid to such employees in accordance with the terms of the stock appreciation right agreements.

     EFFECTS OF THE TRANSACTIONS CONTEMPLATED BY THE CORDANT/ALCOA MERGER AGREEMENT UNDER AGREEMENTS BETWEEN CORDANT AND CERTAIN EXECUTIVE OFFICERS AND DIRECTORS OF THE COMPANY. As set forth in Annex A hereto, certain executive officers and directors of the Company hold options to purchase Cordant Shares that were granted to such individuals under Cordant's stock option plans. The Cordant/Alcoa Merger Agreement provides that each outstanding option to purchase Cordant Shares granted under any stock option or compensation plan or arrangement of Cordant or its subsidiaries (collectively, the "Cordant Option Plans") (including options granted to current or former employees and directors of the Company) (the "Cordant Stock Options") will become exercisable either prior to the purchase of Cordant Shares pursuant to the Cordant Offer or immediately prior to the effective time of the Cordant Merger, as permitted pursuant to the terms and conditions of the applicable Cordant Option Plan. The Cordant/Alcoa Merger Agreement provides that Cordant will offer to each holder of a Cordant Stock Option that is outstanding immediately prior to the first purchase of Cordant Shares pursuant to the Cordant Offer (whether or not then presently exercisable or vested) to cancel such Cordant Stock Option in exchange for an amount in cash equal to the product obtained by multiplying (1) the difference between $57.00 and the per share exercise price of such Cordant Stock Option, by (2) the number of Cordant Shares covered by such Cordant Stock Option. Each Cordant Stock Option, the holder of which does not accept such offer, that remains outstanding immediately before the effective time of the Cordant Merger will be assumed by Alcoa and converted, effective as of the effective time of the Cordant Merger, into an option with respect to that number (the "New Number") of shares of
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Alcoa Common Stock that equals the number of Cordant Shares subject to such
Cordant Stock Option immediately before the effective time of the Cordant Merger, multiplied by an amount equal to $57.00 divided by the Alcoa Value (as defined below), rounded to the nearest whole number, with a per-share exercise price equal to the aggregate exercise price of such option immediately before the effective time of the Cordant Merger, divided by the New Number, rounded to the nearest whole cent. The Alcoa Value means the average of the daily high and low trading prices of the Alcoa Common Stock on the New York Stock Exchange on each trading day during the period of 30 days ending the second trading day prior to the effective time of the Cordant Merger.

     Descriptions of certain agreements and arrangements between Cordant and Company directors James R. Wilson, Richard L. Corbin, Edsel D. Dunford and D. Larry Moore, who are directors and/or officers of Cordant, are set forth in Annex A to this Statement and are incorporated herein by reference.

     The purchase of Cordant Shares pursuant to the Cordant Offer will constitute a "change of control" for purposes of the change-of-control employment agreements that Cordant has entered into with Messrs. Wilson and Corbin. Messrs. Wilson and Corbin will have "good reason" to terminate their employment under their agreements as a result of the consummation of the transactions contemplated by the Cordant/Alcoa Merger Agreement, and accordingly Alcoa has agreed that Cordant will pay them all cash severance benefits to which they are entitled under the above agreements immediately upon the consummation of the Cordant Merger, regardless of whether their employment terminates at that time. The cash severance payable to these individuals, assuming the Cordant Merger occurs on June 1, 2000, would be: Mr. Wilson, $8,115,515; and Mr. Corbin, $3,050,841. The executives' non-cash severance benefits will in all cases be provided at the time their employment terminates. To the extent that any payments to the executives with change-of-control employment agreements are subject to the excise tax on excess parachute payments, Cordant will also be required to make them whole for that tax.

     In addition, Mr. Wilson currently meets the eligibility requirements for retiree medical benefits under Cordant's retiree medical plan. Alcoa has therefore agreed that Cordant will provide Mr. Wilson with lifetime retiree medical benefits not less favorable than those currently in effect for eligible retirees, beginning when the period of continuation of active employee medical benefits as part of his severance package expires; provided, that Cordant may satisfy this obligation in full by purchasing insurance coverage providing such benefits at a cost to Cordant not to exceed $450,000 in the aggregate for Mr. Wilson and eight other Cordant executives.

     Under Cordant's Key Executive Long-Term Incentive Plan, all cycles that are ongoing at the time of the first purchase of Cordant Shares pursuant to the Cordant Offer are required to be paid out based upon target or actual performance, whichever is better. Assuming that such purchase occurs before June 30, 2000, the payments under this plan to Mr. Wilson will be $2,033,358; and to Mr. Corbin will be $760,434. Under the Cordant Key Executive Bonus Plan, the awards for 2000 are required to be paid out upon the first purchase of Cordant Shares pursuant to the Cordant Offer, without proration, based upon target or actual performance, whichever is better. Assuming that such purchase occurs before June 30, 2000, the payments under this plan to Mr. Wilson will be $542,500; and to Mr. Corbin will be $176,000.

     Under Cordant's Supplemental Executive Retirement Plan, participants will be paid cash lump-sum benefits upon the first purchase of Cordant Shares pursuant to the Cordant Offer, based upon their full benefit at normal retirement age, without offsets except for benefits under Cordant's qualified pension plan. In addition, participants are entitled to receive a gross-up for all federal, state and local income taxes and excess parachute excise tax imposed on the lump-sum payments. Assuming that these payments are made on June 1, 2000, the estimated payments (not including tax gross-ups) will be $13,589,727 to Mr. Wilson and $5,584,860 to Mr. Corbin.

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ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) Recommendation of the Independent Directors Committee.

     THE INDEPENDENT DIRECTORS COMMITTEE (THE "INDEPENDENT DIRECTORS COMMITTEE") OF THE BOARD OF DIRECTORS OF THE COMPANY (THE "COMPANY BOARD") HAS UNANIMOUSLY DETERMINED THAT THE OFFER IS INADEQUATE AND NOT IN THE BEST INTERESTS OF THE HOLDERS OF PUBLICLY HELD COMPANY SHARES (THE "PUBLIC STOCKHOLDERS"). ACCORDINGLY, THE INDEPENDENT DIRECTORS COMMITTEE UNANIMOUSLY RECOMMENDS THAT THE PUBLIC STOCKHOLDERS REJECT THE OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE OFFER.

     The Independent Directors Committee has been delegated the responsibility for responding to the original Cordant Acquisition Proposal (as defined below), any modifications to that proposal, and any other proposal to acquire the Publicly Held Company Shares. Accordingly, in light of the pending acquisition of Cordant by Alcoa and the relationship between Alcoa's offer for Cordant and Alcoa's offer for the Company and the potential conflict of interest that Company directors who are also directors and/or officers of Cordant may have, the Company Board did not make any recommendation with respect to the Offer, and the Independent Directors Committee's recommendation with respect to the Offer is made on behalf of the Company. The Independent Directors Committee's recommendation, which was reached at meetings held on April 29 and 30, 2000, was based on the Independent Directors Committee's review and consideration of the interests of the Public Stockholders.

     Copies of a letter to stockholders of the Company and a press release communicating the recommendation are filed as exhibits (a)(1) and (a)(2) to this Statement, respectively, and are incorporated by reference herein.

     (b)(i) Background of the Offer; Contacts with Cordant and Alcoa.

     In December 1995, Cordant and The Carlyle Group ("Carlyle"), a private merchant bank, jointly formed Howmet International Inc. to purchase from Pechiney SA, a French industrial company, the Howmet and Cercast businesses of Pechiney. Cordant initially owned 49% of the Company's Common Stock, while Carlyle owned the remaining 51%. In December 1997 and January 1998, Carlyle sold
15.35 million shares of Common Stock to the public at $15 per share in the Company's initial public offering and sold an additional 13 million shares to Cordant. As a result, Cordant increased its ownership of the outstanding Common Stock to 62%, and Carlyle decreased its ownership to approximately 23%. The shares sold in the initial public offering represented the balance of approximately 15% of the outstanding Common Stock.

     In connection with the Company's initial public offering, Cordant and the Company entered into a Corporate Agreement dated as of December 2, 1997 (the "Corporate Agreement"). Under the Corporate Agreement, Cordant agreed that, without the consent of (i) the Carlyle representative on the Company Board, if any, and (ii) a majority (but not less than two) of the non-employee directors of the Company who are not directors or employees of Cordant, Carlyle or their respective affiliates, neither Cordant nor any of its affiliates would acquire Publicly Held Company Shares if, after such acquisition, the number of Publicly Held Company Shares would be less than 14% of the total number of shares of Common Stock outstanding, other than (A) pursuant to a tender offer to acquire all of the outstanding shares not then beneficially owned by Cordant or (B) pursuant to a merger or other business combination in which holders of all outstanding Publicly Held Company Shares were treated the same.

     On February 8, 1999, Cordant purchased the remaining 22.7 million shares held by Carlyle for a purchase price of $385.1 million, or $17 per share. Cordant held an option that was granted by Carlyle at the time of the Company's initial public offering to acquire all of Carlyle's shares, which was to be exercisable beginning in December 1999 at a market-based price. Cordant stated that the acquisition by Cordant of Carlyle's shares was made in February 1999 to eliminate the uncertainty regarding the price and timing of the option exercise. The purchase increased Cordant's ownership of the outstanding shares of Common Stock from 62% to 84.6%.

     On September 22, 1999, the Company announced that it expected fourth quarter 1999 earnings to be between $0.28 and $0.31 per diluted share, as compared to a publicly available analyst consensus estimate of $0.31 per diluted share. The closing price of the Common Stock on the New York Stock Exchange that day

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was $15 3/8 per share, down $2 1/2 from the previous day's closing price of
$17 7/8. The weighted average closing price of the Common Stock for the 90-day period immediately prior to the announcement was $18.44 per share.

     On October 21, 1999, the Company announced third quarter 1999 earnings of $0.38 per diluted share. Excluding unusual stock-based compensation effects, that quarter's earnings per share increased 13% over earnings per share for the same period in 1998.

     At a meeting of the Company Board held on November 12, 1999, Cordant delivered a written proposal to the Company Board to acquire all of the Publicly Held Company Shares for a price of $17.00 per share in cash (the "Cordant Acquisition Proposal"). Cordant issued a press release disclosing the Cordant Acquisition Proposal and stating that it had requested the Company Board to refer the proposal to the Independent Directors Committee for its review and consideration. The Independent Directors Committee consists of James D. Woods and James R. Mellor, the only members of the Company Board who are neither officers or directors of Cordant nor officers of the Company. Later that day, the Company announced by press release that the Independent Directors Committee would review the Cordant Acquisition Proposal and that the Independent Directors Committee had been authorized to retain independent financial and legal advisors to advise the Independent Directors Committee. The closing price of the Company's Common Stock that day was $17.75, up $3 11/16 from the prior day's closing price of $14 1/16.

     Shortly after receipt of the Cordant Acquisition Proposal, the Independent Directors Committee retained Baker Botts L.L.P. to act as its independent legal advisors. With the assistance of its counsel, the Independent Directors Committee solicited proposals from a number of investment banking firms. After reviewing written submissions from a number of firms regarding their possible engagement as financial advisor, the Independent Directors Committee interviewed, with its counsel, representatives of certain of the investment banking firms that submitted proposals. Based on this process, the Independent Directors Committee retained Goldman, Sachs & Co. ("Goldman Sachs") to act as independent financial advisors to the Independent Directors Committee in connection with the Cordant Acquisition Proposal. On January 5, 2000, the Company issued a press release announcing the selection of Goldman Sachs and Baker Botts L.L.P. as the Independent Directors Committee's advisors.

     Over the next month, the Independent Directors Committee and its legal and financial advisors began their effort to respond to the Cordant Acquisition Proposal. The first step of the effort was an intensive effort by the Independent Directors Committee, supported by Goldman Sachs and with the cooperation of senior management of the Company, to analyze and understand the Company's businesses, markets and growth prospects and to understand the Company's process for budgeting and developing financial projections.

     On January 11, 2000, the financial and legal advisors of the Independent Directors Committee met at length with management of the Company to discuss the Company's past and current business operations, financial condition and future prospects. At the meeting, management of the Company made presentations and responded to questions regarding the Company's businesses, its historical financial results and its management's fiscal year 2000 budget and long-range plan. Management advised that a preliminary plan had been prepared for an early October 1999 submission to Cordant management. This same preliminary plan, unchanged, was presented by the Company's management to the Company Board on November 12, 2000 (the "October Preliminary Plan"). Management indicated to the financial and legal advisors of the Independent Directors Committee that, because the October Preliminary Plan had been prepared prior to completion of the normal planning process, the October Preliminary Plan had not been prepared with the same level of detail and rigor typically incorporated in a final plan, and did not have the benefit of the level of review usually applied prior to finalizing the Company's plans. Management stated its view that the October Preliminary Plan represented a conservative picture of likely results of operations, which was consistent with already reduced analysts' expectations for the year 2000 and the Company's practice of meeting or exceeding its internally budgeted results. At the meeting, management presented to the financial and legal advisors of the Independent Directors Committee its revised fiscal year 2000 budget and long-range plan (the "Revised Plan"). Management had presented this plan to Cordant's management in late December 1999. The Revised Plan was prepared with the customary rigor of a finalized plan and reflected management's assessment of the

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Company's most probable future financial performance and the most recent developments in the Company's key markets, including particularly the continued strength of the industrial gas turbine market. On January 7, 2000, the Company's management reviewed the Revised Plan with Cordant management, which expressed differences with various elements of the Revised Plan. The Revised Plan was reviewed by Company management with the Company Board on January 14, 2000, but without requesting that any action be taken with respect to the Revised Plan at that time. After the January 11 meeting, representatives of Goldman Sachs conducted additional meetings and discussions with management to better understand the Revised Plan.

     On February 2, 2000, the Independent Directors Committee met with its financial and legal advisors. At this meeting, representatives of Goldman Sachs reviewed with the Independent Directors Committee the preliminary results of its financial review and analysis of the Company. Goldman Sachs advised that it had spent a significant amount of time seeking to understand management's planning processes for budgeting and financial projections and discussed such processes with the Independent Directors Committee. The Independent Directors Committee then extensively discussed Goldman Sachs' preliminary financial analysis and the Independent Directors Committee's views of the appropriate valuation of the Company. Goldman Sachs' analyses prepared during its engagement with respect to proposals from both Cordant and Alcoa included, among other analyses, premiums paid in other selected minority transactions, as compared with the premium provided by the proposals; analysis of valuation multiples of selected companies in the public markets and in precedent takeover transactions, as compared with multiples implicit in the proposals; analysis of valuation multiples paid in prior purchases of Shares by Cordant, as compared with multiples implicit in the proposals; stock price movements; analysis of present value of future stock prices; discounted cash flow analysis; and analysis of the effects on the buyer of the purchase of the Publicly Held Company Shares.

     At this meeting, the Independent Directors Committee expressed its preliminary view, supported by Goldman Sachs' preliminary financial analysis, that the value of the Company was significantly in excess of $17 per share based on the Revised Plan and other considerations. In light of the disparity between the values supported by such analyses and the price offered in the Cordant Acquisition Proposal, the Independent Directors Committee directed Goldman Sachs to commence discussions with Morgan Stanley & Co. Incorporated ("Morgan Stanley"), Cordant's financial advisors, regarding the valuation of the Company. Over the next month, representatives of Goldman Sachs and Morgan Stanley held discussions on several occasions to discuss the valuation of the Company and the projections that should be used in analyzing the Company's value.

     On February 11, 2000, the Company reported its results for the quarter and the year ended December 31, 1999. The Company reported earnings of $0.33 per diluted share for the fourth quarter, which was higher than the consensus estimate prior to the earnings warnings released by the Company in September 1999. Excluding unusual stock-based compensation effects and retroactive income tax adjustments, that quarter's earnings per share increased 38% over earnings per share for the same period in 1998.

     The Revised Plan was discussed further at a meeting of the Company Board held on February 22, 2000. In light of the pending Cordant Acquisition Proposal and the differences between Cordant management and Company management regarding the Company's projections, the Company Board did not act upon the Company's 2000 budget included in the Revised Plan. However, the Compensation Committee of the Company Board, meeting earlier that day, did approve the Company's management incentive program for the 2000 fiscal year on the basis of the operating income projection for the year contained in the Revised Plan.

     On March 8, 2000, representatives of Cordant advised representatives of the Independent Directors Committee that Cordant was engaged in discussions with Alcoa regarding the possible acquisition of Cordant by Alcoa. At that time Cordant requested that the Independent Directors Committee consider recommending to the Company Board that the Company Board approve Alcoa's becoming an "interested stockholder" of the Company under Section 203 of the DGCL as a result of Alcoa's entering into an acquisition agreement with Cordant, so that Alcoa would not be restricted from entering into a business combination with the Company for three years without an affirmative vote of two-thirds of the disinterested Shares.

     Over the next few days, representatives of the Independent Directors Committee explored with representatives of Cordant the possibility of negotiating a definitive acquisition agreement to acquire the

Publicly Held Company Shares prior to the execution of an agreement for a transaction between Alcoa and Cordant. During the course of these discussions, Cordant made a proposal to the Independent Directors Committee to acquire all of the Publicly Held Company Shares for $18.75 per share, but following further discussions, no agreement was reached. Cordant's $18.75 per share proposal was publicly disclosed on March 14, 2000.

     After it appeared that agreement on price between Cordant and the Independent Directors Committee could not be reached prior to the execution of the Cordant/Alcoa Merger Agreement, the respective legal advisors of Cordant and the Independent Directors Committee discussed the terms under which the Independent Directors Committee would consider recommending that the Company Board approve Alcoa's becoming an interested stockholder.

     On March 13, 2000, the Independent Directors Committee recommended that the Company Board approve, and the Company Board did approve, the terms of the proposed Corporate Agreement Amendment described in Item 3 above, pursuant to which Cordant would agree to certain additional restrictions on its acquiring Publicly Held Company Shares, and Alcoa's separate agreement to be bound by the same restrictions. In addition, following receipt of the recommendation of the Independent Directors Committee for such approval, the Company Board approved, for purposes of Section 203 of the DGCL, Alcoa's becoming an interested stockholder of the Company as a result of its entering into the proposed Cordant/Alcoa Merger Agreement. Later that day, the parties entered into the Corporate Amendment Agreement and the Alcoa Letter Agreement.

     On March 14, 2000, Alcoa and Cordant entered into the Cordant/Alcoa Merger Agreement and issued a joint press release announcing the execution of the agreement. Later that day, during an analyst call with respect to the Cordant/Alcoa transaction, the Chief Executive Officer of Alcoa stated that the acquisition of the Howmet business was a principal reason for the transaction and that Alcoa intended promptly to enter into discussions with the Independent Directors Committee to pursue the acquisition of the Publicly Held Company Shares. On March 20, 2000, a subsidiary of Alcoa commenced the Cordant Offer in accordance with the Cordant/Alcoa Merger Agreement.

     On March 27, 2000, the legal advisors of the Independent Directors Committee met with Alcoa's legal advisors to discuss the terms of a proposed acquisition agreement to acquire the Publicly Held Company Shares if the parties reached agreement on price. After that meeting, Mr. Woods met with Ms. Barbara
S. Jeremiah, Vice President -- Corporate Development of Alcoa. Ms. Jeremiah stated that Alcoa proposed to acquire the Publicly Held Company Shares for $19 per share and was interested in closing the acquisition as promptly as possible after the closing of the Cordant Offer. Mr. Woods stated that the Independent Directors Committee would take the $19 offer under advisement and would discuss the offer with its advisors.

     Immediately after that meeting, the Independent Directors Committee met with its financial and legal advisors to discuss the $19 offer. After discussion of various factors, the Committee determined to reject the $19 per share offer. After the meeting, representatives of the Independent Directors Committee discussed with representatives of Alcoa the prior negotiations between the Independent Directors Committee and Cordant.

     On March 31, 2000, Mr. Woods spoke with Ms. Jeremiah to discuss further the proposal by Alcoa to acquire the Publicly Held Company Shares. Mr. Woods stated that the Independent Directors Committee considered the $19 per share offer to be unacceptable. Ms. Jeremiah strongly urged Mr. Woods to propose to Alcoa a price acceptable to the Independent Directors Committee.

     After discussions among the Independent Directors Committee and its advisors, Mr. Woods advised Ms. Jeremiah that Alcoa should consider proposing a price as close to $23 per share as possible. Ms. Jeremiah noted that, although Alcoa desired to negotiate a transaction with the Independent Directors Committee, Alcoa would have to consider its options if an agreement was not reached. After further discussion, Mr. Woods and Ms. Jeremiah arranged to have their respective financial advisors meet to discuss valuation issues.

     On April 4, 2000, Ms. Jeremiah telephoned Mr. Woods to indicate that Alcoa could increase its price to $20 per share but that there was little, if any, room for further improvement. Ms. Jeremiah asked that the

Independent Directors Committee take time to analyze this proposal and noted that if the proposal were not acceptable, Alcoa would have to pursue its other alternatives.

     On April 6, 2000, the Independent Directors Committee again met with its financial and legal advisors to discuss the status of discussions with Alcoa, valuation issues and negotiating strategy. At that meeting, Goldman Sachs presented an analysis regarding the valuation of the Company implied by the $57 per Cordant share price in the Cordant Offer by Alcoa, based on the reported results of Cordant's operating segments, including the Company, and various assumptions and limitations.

     On April 10, 2000, representatives of Salomon Smith Barney Inc., Alcoa's financial advisors ("SSB"), and Goldman Sachs met to review the status of discussions between the Independent Directors Committee and Alcoa. On April 11, 2000, the Independent Directors Committee met to review with its advisors the meeting between Goldman Sachs and SSB and to further discuss the status of discussions with Alcoa. The Independent Directors Committee believed that the principal source of the differing views of the Independent Directors Committee and Alcoa on valuation was disagreement about the underlying projected operating results for the Company. Over the next two days, Mr. Woods spoke with Ms. Jeremiah several times to discuss Alcoa's offer. Mr. Woods reiterated that Alcoa should make an offer as close to $23 as possible. Mr. Woods suggested to Ms. Jeremiah that she or appropriate Alcoa personnel meet with Company management to better understand the Company's financial planning process, the Revised Plan, year-to-date performance and the current business environment. During the course of the discussions, Mr. Woods inquired whether Alcoa would be willing to agree to a $22 per share price in order to reach agreement that day, but Ms. Jeremiah indicated that too large a gap existed for the parties to reach any agreement. Ms. Jeremiah reiterated that Alcoa would consider pursuing its other alternatives.

     On April 13, 2000, Alcoa publicly announced that it intended to commence a cash tender offer to purchase the Publicly Held Company Shares at a price of $20 per share. On April 18, 2000, the Purchaser commenced the Offer.

     In its materials relating to the Offer, Alcoa referred to three sets of projections provided to Alcoa by Cordant: (i) the projections included in the October Preliminary Plan, (ii) the projections included in the Revised Plan and
(iii) revisions to the projections included in the Revised Plan reflecting adjustments by Cordant management to reflect Cordant management's views of the Company's projected financial performance for the years ended 2000 through 2004.

     After commencement of the Offer, Ms. Jeremiah contacted Mr. Woods and indicated that Alcoa still wished to reach a negotiated transaction that would be recommended by the Independent Directors Committee.

     On April 19 and 20, 2000, Ms. Jeremiah and other representatives of Alcoa met with Company management to review the Revised Plan and to tour Company manufacturing and research facilities.

     On April 20, 2000, the Company announced first quarter 2000 earnings before unusual items of $0.36 per diluted share, which represented a 13% increase over earnings before unusual items per share for the same period in 1999. Operating results and earnings per share for the first quarter of 2000 announced by the Company were greater than the projections included in the Revised Plan (after eliminating charges resulting from the Cordant Acquisition Proposal and changes in the price of Cordant Common Stock).

     On April 27, 2000, Ms. Jeremiah advised Mr. Woods that Alcoa would be unable to propose a price that it thought the Independent Directors Committee would find acceptable and that, as a result, Alcoa was not prepared to propose a price for a negotiated transaction higher than the $20 per share price reflected in the Offer.

     On April 29, 2000, the Independent Directors Committee met with its financial and legal advisors. At that meeting, Goldman Sachs reviewed and updated its financial analyses and rendered its oral opinion to the Independent Directors Committee that the Offer Price is inadequate.

     On April 30, 2000, the Independent Directors Committee again met with its financial and legal advisors. After full discussion, the Independent Directors Committee unanimously determined that the Offer is inadequate and not in the best interests of the Public Stockholders and unanimously recommended that such holders reject the Offer and not tender their shares in the Offer.

     At a Company Board meeting held immediately after the Independent Directors Committee meeting, the Independent Directors Committee advised the Company Board of its determination and recommendation. In light of the pending acquisition of Cordant by Alcoa and the relationship between Alcoa's offer for Cordant and Alcoa's offer for the Company and the potential conflict of interest that Company directors who are also directors or officers of Cordant may have, the Company Board did not make any recommendation with respect to the Offer, and the Independent Directors Committee's recommendation with respect to the Offer is made on behalf of the Company.

     (ii) Reasons for the Recommendation of the Independent Directors Committee.

     In addition to the factors described above under "Background of the Offer; Contacts with Cordant and Alcoa," in reaching its determination that the Offer is not in the best interests of the Public Stockholders and recommending that the Offer be rejected, the Independent Directors Committee considered the following material factors:

     (1) The Independent Directors Committee's belief that the Offer Price does not reflect the inherent value of the Company. The Independent Directors Committee believes that Alcoa's $20 per share Offer Price does not reflect the inherent value of the Company. The Independent Directors Committee bases this belief on its familiarity with, and management's review of, the Company's business, financial condition, results of operations, business strategy and future prospects and with the nature of the markets in which the Company operates. In this connection, the Independent Directors Committee particularly considered:

        - The financial projections contained in the Revised Plan, which the Independent Directors Committee believes capture the Company's strength more accurately than the other projections referred to by Alcoa in the Offer. The Independent Directors Committee notes that Company management has a strong historical record of consistently achieving or exceeding its financial plans, that the Independent Directors Committee views management's planning process as rigorous and that the Company's net income for the quarter ended March 31, 2000 was above that contained in the Revised Plan (after eliminating charges resulting from the Cordant Acquisition Proposal and changes in the price of Cordant Common Stock).

        - Presentations by the Company's management as to the Company's prospects for future growth and profitability.

        - The recent and projected growth of the Company's industrial gas turbine business, which accounted for approximately 46% of the Company's revenues in 1999.

        - The Company's other strengths and growth opportunities including, but not limited to, its superior technology and leading market positions; long-term growth opportunities in its replacement parts business; further growth opportunities such as aeroengine structural components, airframe structures and new innovative products; strong cash flow generation; and reduced effective tax rates.

     (2) Offer Price below current market price. The closing price of the Common Stock on the New York Stock Exchange on April 28, 2000, the last trading day prior to the date of this Schedule 14D-9, was $21 3/16 per share, which is higher than Alcoa's $20 Offer Price.

     (3) Opinion of Goldman Sachs that the Offer Price is inadequate. The Independent Directors Committee has received the oral opinion of Goldman Sachs, the financial advisor to the Independent Directors Committee, that the Offer Price is inadequate. This opinion was expressed after reviewing with the Independent Directors Committee many of the factors referred to herein and various financial criteria used in assessing an offer, and were based on various assumptions and subject to various limitations discussed with the Independent Directors Committee.

     (4) Certain Public Stockholders have expressed to the Independent Directors Committee their belief that the Offer Price is inadequate. A number of Public Stockholders have advised representatives of the Independent Directors Committee they believe that the $20 price offered by Alcoa in the Offer is inadequate.

     (5) Terms of Alcoa acquisition of Cordant. Alcoa is paying a significant premium in its pending acquisition of Cordant, and has stated that the acquisition of the Howmet business was a principal reason for its acquisition of Cordant. In this connection, the Independent Directors Committee reviewed the effects of a combination of the Company with Alcoa after Alcoa's purchase of Cordant and the terms of Alcoa's pending acquisition of Cordant.

     (6) Alcoa's inability to consummate its acquisition of the Company if the Minimum Tender Condition is not satisfied. The Independent Directors Committee considered that, if there are tendered and not validly withdrawn less than a majority of the outstanding Publicly Held Company Shares in the Offer so that the Minimum Tender Condition is not satisfied, Alcoa and the Purchaser will not be able to consummate the Offer. In that case, the Independent Directors Committee believes that, if Alcoa wishes to acquire the Publicly Held Company Shares, Alcoa will take steps, which could include Alcoa's increasing the per share price offered in the Offer, to cause sufficient Publicly Held Company Shares to be tendered to satisfy the Minimum Tender Condition. The Independent Directors Committee also considered that the failure to satisfy the Minimum Tender Condition could cause Alcoa to terminate the Offer and not seek otherwise to acquire the Publicly Held Company Shares at this time, and the negative effect such action could have on the trading prices for the Common Stock.

     (7) The Independent Directors Committee's belief that the trading price of the Common Stock was undervalued prior to the Cordant Acquisition Proposal as a result of the September earnings announcement. The Independent Directors Committee believes that the September earnings announcement resulted in a market price of the Common Stock prior to the public announcement of the Cordant Acquisition Proposal that did not represent an adequate valuation of the Common Stock. The actual fourth quarter earnings announced on February 11, 2000 exceeded the consensus analysts' estimates prior to the September announcement. The Independent Directors Committee also believes that the inherent value in the Company's industrial gas turbines business was not fully reflected in the price of the Common Stock prior to the announcement of the Cordant Acquisition Proposal. Although the Independent Directors Committee recognizes that the Alcoa $20 offer price represents a significant premium to the market price of the Common Stock immediately prior to the public announcement of the original Cordant Acquisition Proposal, the Independent Directors Committee considers this premium not to be significant with respect to the "unaffected" stock price prior to the earnings warning.

     The description set forth above of the factors considered by the Independent Directors Committee is not intended to be exhaustive, but summarizes the material factors considered. The members of the Independent Directors Committee evaluated the Offer in light of their knowledge of the business, financial condition and prospects of the Company, and based upon the advice of financial and legal advisors. In light of the number and variety of factors that the Independent Directors Committee considered in connection with their evaluation of the Offer, the Independent Directors Committee found it impracticable to assign relative or specific weights to the foregoing factors, and, accordingly, the Independent Directors Committee did not do so. Individual members of the Independent Directors Committee may have given differing weights to different factors and may have viewed certain factors more positively or negatively than others.

     (c) Intent to Tender. Except as set forth below, to the best knowledge of the Company, each executive officer, director, affiliate or subsidiary of the Company who or which owns Shares presently intends to hold any Shares that they own of record or beneficially and does not intend to tender any such Shares in the Offer.

     Each of Messrs. Corbin, Dunford, Moore and Wilson, directors of the Company who are also directors and/or officers of Cordant, has advised the Company that he intends to tender in the Offer all Shares that he owns of record or beneficially, other than Shares that contain transfer restrictions.

     Cordant and Holding have advised the Company that they do not intend to tender or cause to be tendered in the Offer any of the Shares owned by Holding in light of (1) the fact that the Offer is conditioned on the consummation of the Cordant Offer, following which Alcoa would be required, subject to the conditions set forth in the Cordant/Alcoa Merger Agreement, to effect the Cordant Merger and as of such Cordant Merger would indirectly own all of such Shares and (2) the provisions of the Cordant/Alcoa Merger Agreement that do not permit Cordant to, and require Cordant not to permit Holding to, without the consent of Alcoa, dispose of any assets or securities (including Shares), except in an amount that is not material to Cordant and its subsidiaries taken as a whole. The Offer is not conditioned upon the tender of any Shares owned by Holding but is conditioned upon the tender of a majority of the Publicly Held Company Shares.

ITEM 5.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     Pursuant to a letter agreement dated January 4, 2000, as amended (the "Engagement Letter"), the Company formally retained Goldman Sachs to act as independent financial advisor to the Independent Directors Committee in connection with the Cordant Acquisition Proposal. The Independent Directors Committee retained Goldman Sachs based upon Goldman Sachs' qualifications, experience and expertise. Goldman Sachs, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes.

     Pursuant to the Engagement Letter, the Company has agreed to pay Goldman Sachs a fee totaling $2.3 million for its opinion and role as financial advisor to the Independent Directors Committee in connection with the Cordant Acquisition Proposal and any proposal by Alcoa or its affiliates to purchase Publicly Held Company Shares. $500,000 of the fee was payable upon execution of the Engagement Letter, with the balance payable upon delivery of Goldman Sachs of its opinion. In addition, the Company has agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses, including the fees and expenses of Goldman Sachs' attorneys, and to indemnify Goldman Sachs and certain related persons against certain liabilities, including certain liabilities under the federal securities laws, arising out of its engagement.

     Except as described above, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Except as set forth below, no transactions in Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.

     On April 17, 2000, Nicholas J. Iuanow, Treasurer of the Company, sold 4,000 Shares at a price of $20.8751 per Share, in a brokerage transaction.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

     Except as set forth in this Statement, there are no transactions, resolutions of the Company Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8.  ADDITIONAL INFORMATION.

     (a) Shareholder Litigation. Shortly after the November 12, 1999 public announcement by Cordant of the Cordant Acquisition Proposal, several purported class actions were filed in the Delaware Court of Chancery against Cordant, the Company and the directors of the Company challenging the fairness of the proposed transaction to the Company's minority stockholders: Peters v. Wilson, et al. (Civ. Act. No. 17575 NC), Chmelev v. Wilson, et al. (Civ. Act. No. 17576
NC), McMullen v. Howmet International Inc., et al. (Civ. Act. No. 17577 NC), Guido v. Howmet International Inc., et al.(Civ. Act. No. 17578 NC), Brickell Partners v. Wilson, et al. (Civ. Act. No. 17579 NC), Berkowitz v. Wilson, et al. (Civ. Act. No. 17580 NC), Kaplan v. Howmet International Inc., et al. (Civ. Act. No. 17581 NC) and Abbot v. Wilson, et al. (Civ. Act. No. 17584 NC). These actions have been consolidated for all purposes under the caption In re Howmet International Shareholders Litigation (Consolidated Civ. Act. No. 17575-NC) (the "Consolidated Action"). In substance, the complaints generally allege that the directors of the Company breached their fiduciary duties to the public stockholders of the Company in connection with their consideration of the Cordant Acquisition Proposal. The actions generally allege that the consideration offered by Cordant was inadequate. The relief sought by the plaintiffs includes an injunction against the acquisition of Shares by Cordant; a declaration that each of the defendants has breached his fiduciary duties; damages; costs, disbursements and attorneys' and experts' fees in unspecified amounts.

     (b) Delaware General Corporation Law. As a Delaware corporation, the Company is subject to Section 203 of the DGCL. In general, Section 203 would prevent an "interested stockholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "business combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless:
(1) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (2) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares of outstanding stock, shares held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (3) following the transaction in which such person became an interested stockholder, the business combination is
(x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least
66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In connection with entering into the Alcoa Letter Agreement, the Company Board approved, for purposes of Section 203, Alcoa's becoming an interested stockholder of the Company as a result of its entering into the Cordant/Alcoa Merger Agreement, as described in Item 4 above, and, therefore, the restrictions of Section 203 are inapplicable to the Merger.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     The following Exhibits are filed herewith:

EXHIBIT NO.                          DESCRIPTION
-----------                          -----------
(a)(1)       Letter to Stockholders of the Company, dated May 1, 2000.*
(a)(2)       Press Release of the Company issued on May 1, 2000.
(e)(1)       Agreement and Plan of Merger, dated as of March 14, 2000,
             among Alcoa, Omega and Cordant (incorporated by reference to
             Exhibit 7 to Amendment No. 2 to Schedule 13D with respect to the Shares, filed by Cordant and Holding on March 15, 2000).
(e)(2)       Amendment, dated as of March 13, 2000, to Corporate
             Agreement, among the Company, Cordant and Holding
             (incorporated by reference to Exhibit 6 to Amendment No. 2 to the Statement on Schedule 13D with respect to the Shares, filed by Cordant and Holding on March 15, 2000).
(e)(3)       Letter Agreement, dated March 13, 2000, between Alcoa and
             the Company (incorporated by reference to Exhibit (d)(3) to the Schedule TO of Alcoa and Omega in connection with the
             Cordant Offer, filed on March 20, 2000).

---------------
* Included with the Statement mailed to stockholders.

                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2000

                                          HOWMET INTERNATIONAL INC.

                                          By /s/ ROLAND A. PAUL
                                            ------------------------------------
                                            Name:  Roland A. Paul
                                            Title:   Vice President and
                                                General Counsel

                                                                         ANNEX A

                AGREEMENTS AND ARRANGEMENTS BETWEEN THE COMPANY
              AND ITS EXECUTIVE DIRECTORS, OFFICERS AND AFFILIATES

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The Summary Compensation Table below sets forth the compensation for the three fiscal years ended December 31, 1999, 1998 and 1997, both long-term and short-term, for services in all capacities earned by those individuals who were as of December 31, 1999, either (i) the Chief Executive Officer or (ii) one of the other four most highly compensated executive officers of Howmet International, Inc. (the "Company") and its subsidiaries (the "Named Executive Officers"). All of these officers are employees of the Company's subsidiary, Howmet Corporation, which pays all of their compensation.

                           SUMMARY COMPENSATION TABLE

                                                                      LONG-TERM
                                                                    COMPENSATION
                                                                       AWARDS
                                                   ANNUAL          ---------------
                                               COMPENSATION(1)       SECURITIES
                                             -------------------     UNDERLYING         ALL OTHER
    NAME AND PRINCIPAL POSITION       YEAR    SALARY    BONUS(2)   OPTIONS/SARS(#)   COMPENSATION(3)
------------------------------------  ----   --------   --------   ---------------   ---------------
David L. Squier.....................  1999   $410,000   $425,000                         $48,780
  President and                       1998    390,000    375,000                          44,844
  Chief Executive Officer             1997    370,000    388,500      1,000,000           42,668
James R. Stanley....................  1999    266,019    184,000                          21,301
  Senior Vice President --            1998    251,000    160,000                          20,650
  North American Operations           1997    231,333    162,000        375,000           20,166
John C. Ritter......................  1999    243,972    168,000                          19,452
  Senior Vice President and           1998    230,670    150,000                          18,758
  Chief Financial Officer             1997    206,250    144,500        250,000           16,373
Marklin Lasker......................  1999    227,873    130,000                          20,787
  Senior Vice President --            1998    216,384    125,500                          18,152
  International Operations            1997    211,112    146,600        200,000           16,944
B. Dennis Albrechtsen...............  1999    199,221    104,600                          15,128
  Vice President -- Manufacturing     1998    186,000    103,750                          15,500
  Howmet Corporation                  1997    177,084    124,000        150,000           16,484

---------------
(1) The column headed "Other Annual Compensation" is omitted because such compensation included only perquisites in amounts not exceeding the threshold for disclosure required by Regulation S-K under the federal securities laws.

(2) Amounts are reported in the year during which they were accrued, although they were paid in the following year.

(3) Howmet Corporation makes matching contributions for the first five percent of each salaried employee's compensation paid into its basic savings plan. Matching contributions of $8,000 made for each of the Named Executive Officers in 1999 are included in this column.

     Prior to 1999 Howmet Corporation maintained excess non-qualified employee benefit plans providing for payment of amounts in the form of taxable compensation equal to the amounts that would have been otherwise paid to employees under its basic savings plan absent the benefit limitations of the Internal Revenue Code. Such payments were included in this column for 1997 and 1998. This excess plan was terminated on December 31, 1998. Final payments under it in the following amounts made with respect to 1998 bonuses are included in this column: John C. Ritter, $7,253; Marklin Lasker, $9,393; and B. Dennis Albrechtsen, $2,380.

     Beginning in January 1999 the Company established its new Executive Deferred Savings Plan (a 401(k) Restoration Plan). Once pre-tax limits are reached under the 401(k) feature of the basic savings plan, further pre-tax contributions and company match are paid into the Executive Deferred Savings Plan for the benefit of the executive if he elects to participate. Company matching payments made into this plan for 1999 in the following amounts are included in this column: David L. Squier, $31,329; James R. Stanley, $13,301; John C. Ritter, $4,199; Marklin Lasker, $3,394; and B. Dennis Albrechtsen, $4,748.

     Howmet Corporation permitted certain key employees to defer a portion of their compensation earned in 1986-89 until retirement or termination; the deferred compensation earned interest generally at the seasoned corporate bond yield published by Moody's Investors Service plus 3 percentage points. The above-market portion of this interest in 1999 with respect to Mr. Squier's deferred compensation was $9,451 and is included in this column.

STOCK APPRECIATION RIGHTS; STOCK OPTIONS

     In May 1996, the Company introduced a Stock Appreciation Rights ("SARs") plan for key employees. Under the plan, SARs representing approximately 5 percent of the Company's equity value were issued to certain members of the Company's management. The SARs, similar to phantom stock options, are generally payable on the earliest to occur of the following: (i) March 31, 2001; (ii) a merger, sale of substantially all of the assets, or liquidation of the Company or Howmet Corporation, the Company's wholly owned operating subsidiary; (iii) the acquisition by an unaffiliated entity of more than 50% of the Company's or Howmet Corporation's Common Stock; or (iv) a public offering of more than 50% of the Company's or Howmet Corporation's Common Stock. The SARs are valued based on appreciation in value of the Company's Common Stock, as defined in the plan, from the date of adoption of the plan to the earliest of the foregoing dates. The SARs vest in equal annual installments over a five-year period, ending March 31, 2001, based upon the passage of time and the operating performance of Howmet Corporation, with acceleration in the event of one of the earlier triggering events referred to above.

     On December 2, 1997, in connection with the public offering of the Company's Common Stock (the "IPO"), the Company amended its SARs plan (the "Amended SARs Program") and granted stock options to participants in the plan, including the Company's executive officers, pursuant to a newly adopted stock-based awards plan (the "Stock Awards Plan"). Pursuant to the Amended SARs Program, the maximum per share value of the outstanding SARs has been limited to the difference between the initial public offering price and the base price per share (generally $2) of the SARs and, in exchange for accepting such limitation, each holder of SARs was granted a non-qualified stock option (an "NQSO") to purchase, at the initial public offering price of $15 per share, a number of shares of Common Stock equal to the number of shares with respect to which such employee has SARs. The NQSOs vest and become exercisable in 25% increments on January 1 of each year beginning in 1999, until fully vested, and will expire on the eighth anniversary of their granting. The Stock Awards Plan provides that in the event of a change of control or similar transaction, the plan committee, comprised of independent directors, may in its discretion take certain actions in order to prevent dilution or enlargement of the benefit or potential benefit of the options. Such actions could include: adjusting the options, accelerating their benefit, permitting them to be cashed out as if fully vested and exercisable, or substituted for by equivalent options in a successor company's stock. In addition, pursuant to the Amended SARs Program, the Company offered holders of SARs the opportunity to cash out 20% of their SARs (which represented the vested portion of the SARs) at the initial public offering price. Employees making this election, including Mr. Lasker, received their cash payment in January 1998, and received NQSOs representing 80% of the number of shares of Common Stock with respect to which such employees had SARs immediately prior to making such election.

STOCK OPTIONS EXERCISED DURING FISCAL YEAR 1999

     The following table presents information regarding the exercise during 1999 of SARs or options to purchase shares of the Company's or Cordant's Common Stock by the Named Executive Officers and information regarding unexercised SARs and options to purchase shares of the Company's and Cordant's Common Stock held by the Named Executive Officers on December 31, 1999.

             AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR(1)
                     AND FISCAL YEAR-END OPTION/SAR VALUES

                                                        NUMBER OF SECURITIES     VALUE OF UNEXERCISED
                                                       UNEXERCISED UNDERLYING        IN-THE-MONEY
                                                            OPTIONS/SARS             OPTIONS/SARS
                                                         AT YEAR-END(#)(2)        AT YEAR-END($)(3)
                                                       ----------------------    --------------------
                                                            EXERCISABLE/             EXERCISABLE/
               NAME                                        UNEXERCISABLE            UNEXERCISABLE
               ----                                    ----------------------    --------------------
David L Squier....................  SARs                      0/1,000,000            $0/$13,000,000
                                    Company Options        250,000/75,000         765,625/2,296,875
                                    Cordant Options             0/200,000(4)            0/3,050,000
James R. Stanley..................  SARs                        0/375,000               0/4,875,000
                                    Company Options        93,750/281,250           287,109/861,328
                                    Cordant Options              0/50,000(4)              0/762,500
John C. Ritter....................  SARs                        0/250,000               0/3,250,000
                                    Company Options        62,500/187,500           191,406/574,219
                                    Cordant Options              0/40,000(4)              0/501,250
Marklin Lasker....................  SARs                        0/200,000               0/2,600,000
                                    Company Options        50,000/150,000           153,125/459,375
                                    Cordant Options              0/40,000(4)              0/610,000
B. Dennis Albrechtsen.............  SARs                        0/150,000(4)            0/1,950,000
                                    Company Options        37,500/112,500           114,844/344,531

---------------
(1) None of the Named Executive Officers exercised any stock options or SARs in 1999.

(2) See "Stock Appreciation Rights; Stock Options" for a summary of the terms of the SARs and Company Options, including vesting and exercise. See "Cordant Stock Options" for a summary of the terms of these options, including vesting and exercise, and the Revised Plan of Cordant with respect to these options.

(3) Values of Company stock options and SARs are calculated based on the closing New York Stock Exchange price of the Company's Common Stock as of December 31, 1999 ($18.0625), minus the option exercise price ($15.00) or the SAR base price ($2.00 for the Named Executive Officers), subject to a maximum value for the SARs of $15 per share minus the base price. The Company stock options vest and become exercisable in 25% increments on January 1 of each year beginning in 1999. Value of Cordant options is calculated based on the closing New York Stock Exchange price of Cordant's Common Stock as of December 31, 1999 ($33), minus the option exercise price ($17.75 except for John Ritter ($20.46875)), after giving effect to a two-for-one stock split in Cordant stock paid as a stock dividend on March 13, 1998. On March 14, 2000, Alcoa Inc. ("Alcoa") and Cordant announced an agreement pursuant to which Alcoa would acquire the outstanding Cordant shares at $57 per share in a tender offer and second-step merger. All outstanding options to purchase Cordant shares would become exercisable upon completion of Alcoa's tender offer.

(4) Adjusted for the two-for-one stock split in Cordant stock paid on March 13, 1998.

RETIREMENT PLANS

     Howmet Corporation, the Company's wholly owned operating subsidiary, maintains defined benefit pension plans for substantially all of its employees. Effective January 2, 1996, Howmet adopted the Howmet Salaried Employees Pension Plan (the "SEPP"), a defined benefit plan that covers most salaried employees, and provides for continuing benefits that had been provided under another defined benefit plan (the "Pechiney Plan") prior to the acquisition of Howmet's parent company, Pechiney Corporation (now Howmet Holdings Corporation), by Blade Acquisition Corp. (now the Company) from Pechiney International, a French company, on December 13, 1995 (the "Acquisition"). The following table shows the estimated annual pension benefits for salaried employees, including the Named Executive Officers, payable upon retirement (including amounts attributable to the SEPP, the Excess Benefit Plans and the Supplemental Executive Retirement Plans, as described below, and including any benefit payable under the Pechiney
Plan) for the specified compensation and years of service.

                               PENSION PLAN TABLE

                                                         YEARS OF SERVICE
                                  ---------------------------------------------------------------
          REMUNERATION               15         20         25         30         35         40
          ------------            --------   --------   --------   --------   --------   --------
$ 200,000.......................  $ 43,164   $ 57,552   $ 71,940   $ 86,328   $100,716   $111,716
   400,000......................    88,164    117,552    146,940    176,328    205,716    227,716
   600,000......................   133,164    177,552    221,940    266,328    310,716    343,716
   800,000......................   178,164    237,552    296,940    356,328    415,715    459,716
 1,000,000......................   223,164    297,552    371,940    446,328    520,716    595,104

     As of December 31,1999, the Named Executive Officers had the following credited service for determining pension benefits: David L. Squier, 28 years; James R. Stanley, 7 years; John C. Ritter, 3 years; Marklin F. Lasker, 7 years;
B. Dennis Albrechtsen, 25 years.

     All the Named Executive Officers participate in the SEPP. For employees who retired before 1997, pension benefits were based on the average earnings for the highest five consecutive years of their final ten years of service. Compensation included in the final average earnings for the pension benefit computation included base annual salary and annual bonuses but excluded payments for all other compensation. The plan in effect prior to 1997 provided an increased benefit for employees with final average pay above one-half of the social security wage base. The SEPP benefit prior to 1997 took into account the service and compensation earned prior to the Acquisition and was reduced by any benefit payable under the Pechiney Plan.

     Effective January 1, 1997, the SEPP's design was changed to that of a cash balance plan. The cash balance plan maintains hypothetical individual accounts for participants. The annual amount credited to a participant's account consists of the sum of age-based compensation credits (7 percent for employees age 50 or older) and interest credits, with an additional age-based annual credit for the years 1997-2006 for employees age 45 years and older on January 1, 1997 (being an additional 7 percent for employees age 50 or older on that date). The interest credit rate, set once annually, is equal to the one year U.S. Treasury constant maturities rate plus one percent. Benefits earned before 1997 under the final average earnings formula mentioned above have been converted to opening account balances.

     SEPP benefits are payable at retirement or termination, at the participant's election. Benefits may be payable as a single life annuity, a joint and survivor annuity, a ten year certain option, or a lump sum.

     Because the SEPP is subject to the benefit and compensation limits under the Internal Revenue Code (the "Code"), the Company has established two unfunded Excess Benefit Plans that provide for payment of amounts that would have been paid to employees under the pension formula absent the benefit and compensation limits of the Code.

     The Company also maintains several Supplemental Executive Retirement Plans ("SERPs") designed to provide unfunded supplemental retirement benefits to certain employees of the Company. The first is designed to provide the selected employees a benefit at retirement equal to that which they would have earned under the SEPP and the Excess Benefit Plans, had the SEPP not been converted to a cash balance plan. Benefits under this SERP are offset by benefits received under the SEPP and the Excess Benefit Plans. Currently, Messrs. Squier, Stanley, Lasker, and Albrechtsen participate in this SERP.

     The second SERP is designed to provide each selected employee a benefit at retirement equal to the excess of 50% of the participant's average base pay during his final three years of employment over amounts the participant receives from certain other plans and social security. Currently, Mr. Squier is the only employee participating in this SERP (see "Employment Agreements" below).

CORDANT STOCK OPTIONS

     Since December 31, 1995, Cordant has granted to certain Howmet employees, including certain of the Named Executive Officers, 460,000 contingent stock options for Cordant Common Stock, of which 360,000 are still outstanding (adjusted for the two-for-one stock split in Cordant stock on March 13, 1998) (the "Cordant Stock Options"). The options granted to the Named Executive Officers have exercise prices of either $17.75 or $20.46875 per option, the market price of Cordant stock on the date of the grant and adjusted to give effect to the two-for-one stock split in Cordant stock. The options will vest only if Cordant acquires 100% of the Company prior to December 13, 2001 unless otherwise modified by the Compensation Committee of the Board of Directors of Cordant. The options vest, and are exercisable, 50% on the date of such acquisition and 25% each year thereafter. The options expire not later than ten years after the date of the grant. The agreement by which Alcoa would acquire Cordant provides for all Cordant stock options to become exercisable upon completion of Alcoa's tender offer and to be either cashed out at the $57 tender offer price less the option exercise price or, at the holder's election, converted into Alcoa Common Stock options of equivalent value to the Cordant options.

     Cordant has informed holders of the Cordant Stock Options of its intention to adopt a plan that would allow such holders to benefit from such options even if Cordant does not acquire 100% of the Company prior to December 13, 2001 (the "Revised Plan"). Under the Revised Plan, in the event that Cordant does not acquire 100% of the Company prior to December 13, 2001, then, with respect to each holder, the difference as of December 13, 2001 between the aggregate market value of all of the shares of Cordant Common Stock represented by such holder's Cordant Stock Options and the aggregate exercise price of all such options shall become vested and contributed to a deferred payment plan, pursuant to which 25% of the vested amount would be paid out immediately, if the participant so elected prior to vesting, and the balance of which would be paid out over a period (not less than five years) elected by the participant. Deferred balances would accrue investment earnings equal to those of Cordant stock over such period or, at the participant's election, in part those of Cordant stock over such period and in part the interest on five year U.S. Treasury notes. Pursuant to the Revised Plan, a holder of Cordant Stock Options who retires before December 13, 2001 would receive a pro rata portion of the benefits described in the foregoing sentences based on the portion of time during the period from December 13, 1995 to December 13, 2001 in which such holder was employed by the Company.

EMPLOYMENT AGREEMENTS

     In October 1995 Howmet Corporation entered into employment agreements (the "Employment Agreements") with thirteen management employees, including Messrs. Squier, Stanley and Lasker. The Employment Agreements set base salary levels and provide a specified percentage (generally from 30-60%) of base salary as a target annual bonus amount. The Employment Agreements also generally provide each such Named Executive Officer (the "Executive") with the use of a Howmet-owned automobile and participation in benefit plans and programs available to Howmet management employees generally. In the event of the Executive's death or disability, the Employment Agreements generally provide for the payment of prorated annual bonus and long-term incentive plan awards, but not other severance amounts.

     Mr. Squier's Employment Agreement also provides that in the event his employment is terminated by Howmet other than for "cause" or by him with "good reason" (each as defined therein) prior to his 62nd birthday, he will be entitled to (i) the amount of his base pay and target bonus for 36 months, (ii) a prorated portion of the annual bonus and any long-term incentive awards that would have been payable in the year of termination, (iii) company-paid outplacement services, (iv) transfer to him of the company-owned car he was using, (v) accelerated vesting under certain of Howmet's retirement plans, and (vi) the right to continue to participate in Howmet's medical benefits plan for up to two years at the rates in effect for active employees, and the right to be treated as a retiree for purposes of continued coverage thereafter. These severance benefits are conditioned on his agreement not to compete with Howmet for a period of twelve months following his termination of employment. Mr. Squier's agreement also provides that he is entitled to a supplemental annual pension payment equal to the excess of 50% of his average base pay during his final three years of employment over the amounts provided to him under certain of Howmet's retirement plans and under social security.

     In February 1996 Howmet Corporation entered into an employment agreement with Mr. Ritter that sets a base salary and an annual bonus targeted at 40% of that amount. Half of the bonus is based on achievement of personal objectives and half is based on Howmet Corporation's performance. The agreement also provides for Mr. Ritter to receive stock appreciation rights from the Company, stock options in Cordant stock and the opportunity to purchase an interest in Howmet. Mr. Ritter is also entitled to use of a company car.

     Mr. Albrechtsen has an employment agreement that sets a base salary and 35% of that amount as an annual bonus target. It is generally effective until his 62nd birthday (in 2008). In the event that Mr. Albrechtsen's employment is terminated by Howmet Corporation without "cause" or by Mr. Albrechtsen with "good reason" (each as defined therein), Mr. Albrechtsen is generally entitled to the amount of his base salary and annual bonus for a period of 36 months.

          AGREEMENTS AND ARRANGEMENTS BETWEEN THE COMPANY AND CORDANT

SERVICES AGREEMENT.

     Upon consummation of the IPO, to control administrative costs and avoid duplication of administrative functions, the Company and Cordant entered into an intercompany services agreement (the "Services Agreement") with respect to the services to be provided by Cordant to the Company. The Services Agreement provides that Cordant will furnish to the Company administrative services for which the Company will generally pay Cordant its costs plus a fee, both amounts to be determined by Cordant from time to time on a basis consistent with its past practices. The Company paid Cordant $1,875,000, to cover both its costs and fee, for the year ended December 31, 1999.

     The services provided by Cordant include but are not limited to tax; control and audit; risk management and insurance advice and purchasing; health, safety and environmental; treasury and cash management; human resources and employee relations; employee benefit plans; in-house legal; investor relations and public affairs; and executive department services.

     The services also include or involve some services provided by third parties, such as insurance brokers and carriers, actuaries and financial printers. Generally, Cordant bills such third party services directly to the Company with no "mark up". However, the cost of Cordant's arranging for third parties' services is billed to the Company along with a fee, as described above. As discussed herein, four Directors of the Company are officers and/or directors of Cordant.

CORPORATE AGREEMENT.

     Upon consummation of the IPO, the Company and Cordant entered into a corporate agreement (the "Corporate Agreement"). Under this agreement, the Company granted preemptive rights to Cordant, which give Cordant the right, upon any issuance or sale by the Company of its shares of capital stock, to acquire a number of such shares sufficient to maintain Cordant's percentage ownership of the Company's outstanding voting power and equity immediately prior to such issuance or sale. The purchase of shares of Common Stock pursuant to the exercise of a preemptive right will be at market price, or, in the case of a public offering by the Company for cash, at a price per share equal to the net proceeds per share to the Company in such offering. The preemptive rights expire in the event Cordant reduces its ownership interest to less than 20%. See Item 3 of the Statement for a description of the amendment to the Corporate Agreement entered into on March 13, 2000.

PREFERRED STOCK REDEMPTION.

     On February 17, 1999, the Company redeemed all of the outstanding shares of its 9.0% Series A Senior Cumulative Preferred Stock, all of which was held by Cordant, for an aggregate redemption price of $66,379,991.

                            DIRECTORS' COMPENSATION

     Directors who are employees of the Company or its subsidiary Howmet Corporation or of Cordant, receive no compensation for their service as Directors. James R. Wilson and Richard L. Corbin are officers and employees of Cordant, and David L. Squier is an officer and employee of the Company, serving as Directors. Other Directors are paid an annual retainer of $40,000, plus out-of-pocket expenses. James R. Mellor and James D. Woods serve as independent Directors of the Company on committees of the Board of Directors, and accordingly each receives an additional annual retainer of $5,000. In January 2000, Mr. Mellor and Mr. Woods each received an additional $50,000 in cash for services on the Independent Directors Committee in connection with their duties relating to the Cordant Acquisition Proposal (as defined in the Statement). D. Larry Moore and Edsel D. Dunford also serve as Directors of Cordant.

     The Company maintains a Deferred Compensation Plan for Directors, under which each Director who is entitled to a Director's fee from the Company may elect to have payment of part or all of his Director's compensation deferred until such time as he ceases to be a Director. With respect to all but $20,000 of each Director's compensation, the Plan permits each Director to elect to defer his Director's fees into a cash or phantom stock credit account. Amounts credited to the cash account are credited with increments equivalent to interest at the prime rate, and amounts credited to the phantom stock account are credited or debited with amounts reflecting the change in the price of the Company's Common Stock and payment of dividends, if any. All distributions of a Director's cash or phantom stock account are made only in cash.

     Also under the Company's Amended and Restated 1997 Stock Awards Plan, each such Director receives the number of shares of restricted stock of the Company as of each January 1, beginning January 1, 1998, which $20,000 would purchase at the average of the high and low trading prices for the Company's Common Stock on the New York Stock Exchange on the last trading day of the previous year. The Director may not sell this stock until his service as a Director terminates. Dividends, if any, on such stock are credited to the Director in the form of phantom stock. The Board of Directors may from time to time change the amount or proportion of his compensation that will thereafter be distributed in the form of stock awards. Each of these Directors received 1,288 shares of restricted stock in 1999, and 1,106 shares in 2000.

                  AGREEMENTS AND ARRANGEMENTS BETWEEN CORDANT
                      AND CERTAIN DIRECTORS OF THE COMPANY

                             DIRECTOR COMPENSATION

     James R. Wilson, Edsel D. Dunford and D. Larry Moore, who serve on the Board of Directors of the Company, also serve as directors on the Cordant Board of Directors. The Cordant Board's compensation program is designed to provide compensation at levels to meet competitive conditions for the retention and recruitment of qualified individuals to serve as directors on the Cordant Board of Directors. The compensation program consists of an annual $30,000 cash retainer and an annual retainer of $20,000 paid in the form of restricted stock designed to align a portion of a director's compensation with the performance of Cordant's common stock. A fee of $1,000 and travel expenses are paid for each Board meeting attended. Each Committee chairman also receives an annual retainer of $3,000. Directors who are employees of Cordant receive no compensation for their services as directors. Mr. Wilson is the only Cordant employee serving as a Cordant director.

     Cordant maintains a Deferred Fees Plan under which non-employee directors may elect to defer all or part of the payment of their directors' compensation until such time as they cease to be a director. Directors may elect to have their deferred account credited with amounts in cash (similar to interest) or with amounts reflecting the change in the price of Cordant's common stock and payment of dividends. All distributions of a director's account are made in cash. Messrs. Dunford and Moore participate in the Plan.

     Cordant's director restricted stock grants are made contingent upon a director remaining a member of the Cordant Board of Directors. The shares do not vest until the director's retirement or in the event of disability or death or change in control of Cordant. In the event a director resigns from the Cordant Board or otherwise elects not to stand for election as a director, the restricted shares granted to such director are forfeited unless 80 percent of the directors then in office, with the affected director abstaining, otherwise take formal action to waive such forfeiture. During the tenure of such director's service on the Cordant Board, the shares are restricted with respect to transferability, assignability or encumbrance, and such restrictions are only released upon the director's retirement, death or disability unless otherwise waived by formal action by the Cordant Board of Directors, as described above. During such time as the restrictions apply to Cordant's common stock granted to the director, the director has voting rights and receives dividends and other distributions or adjustments on such common stock. The number of shares of director restricted stock granted to each non-employee director is calculated by dividing the average of the high and low New York Stock Exchange price on the first trading day of July into the $20,000 stock retainer with each fractional share rounded up to the next whole share.

                             EXECUTIVE COMPENSATION

COMPENSATION OF EXECUTIVE OFFICERS

     The Summary Compensation Table below sets forth the compensation for both long-term and short-term, for services in all capacities earned by Messrs. Wilson and Corbin. The Summary Compensation Table also sets forth the compensation for the six-month transition period July 1 to December 31, 1998 (1998T) reflecting the change in Cordant's fiscal year end and for the fiscal years ended June 30, 1998 and 1997.

                         SUMMARY COMPENSATION TABLE(1)

                                                                 LONG-TERM COMPENSATION
                                                           ----------------------------------
                                                                  AWARDS            PAYOUTS
                                    ANNUAL COMPENSATION    ---------------------   ----------
        NAME AND                   ---------------------   SECURITIES UNDERLYING      LTIP         ALL OTHER
   PRINCIPAL POSITION      YEAR     SALARY     BONUS(2)       OPTIONS/SARS #       PAYOUTS(3)   COMPENSATION(4)
   ------------------      -----   --------   ----------   ---------------------   ----------   ---------------
James R. Wilson..........  1999    $735,000   $1,029,000          330,450          $1,000,000       $49,100
  Chairman of the Board,   1998T    350,000      490,000           50,000                   0             0
  President and Chief      1998     575,000      792,750           40,000             425,000         4,525
  Executive Officer        1997     540,000      583,000           70,000             850,000         4,800
Richard L. Corbin........  1999     331,000      331,000           99,272             360,000        19,860
  Executive Vice
    President              1998T    157,500      157,500           16,100                   0         1,494
  and Chief Financial
  Officer                  1998     255,000      250,000            8,000             168,000         4,006
                           1997     235,000      209,250           15,000             336,000         4,650

---------------
(1) During 1998, Cordant changed its fiscal year-end from June 30 to December
    31. Executive compensation for the six-month transition period July 1 to December 31, 1998 is shown as 1998T.

(2) Bonuses accrued under Cordant's Key Executive Bonus Plan are paid after the fiscal year in which they are accrued.

(3) The fiscal 1999 LTIP payouts were made in July 1999 Cordant's Key Executive Long-Term Incentive Plan for the plan period July 1, 1996 through June 30, 1999. The fiscal 1998 and 1997 LTIP Payouts were made, respectively, in August of the subsequent fiscal year, with regard to the three-year Plan periods ending June 30, 1998 and June 30, 1997. LTIP payments are made 50 percent in cash and 50 percent in Cordant common stock valued at market on June 30. Messrs. Wilson and Corbin received 5,791 and 2,084 shares, respectively, in 1999; 2,209 and 1,172 shares, respectively, in 1998; and 7,548 and 3,078 shares, respectively, in 1997.

(4) The amounts shown are Cordant's matching contributions on behalf of each named individual under Cordant's Employee Retirement Savings and Investment Plan, a 401(k) plan, and Cordant's 401(k) restoration plan, a non-tax qualified deferred compensation plan. Amounts deferred to the 401(k) plan are included in salary compensation.

                           OPTION/SAR GRANTS IN 1999

                                          INDIVIDUAL GRANTS(1)
                         -------------------------------------------------------     POTENTIAL REALIZABLE
                                         PERCENT OF                                VALUE AT ASSUMED ANNUAL
                          NUMBER OF        TOTAL       EXERCISE OR                   RATES OF STOCK PRICE
                          SECURITIES    OPTIONS/SARS    BASE PRICE                 APPRECIATION FOR OPTION
                          UNDERLYING     GRANTED TO        PER                             TERM(2)
                         OPTIONS/SARS   EMPLOYEES IN      SHARE       EXPIRATION   ------------------------
         NAME             GRANTED(#)    FISCAL YEAR     ($/SHARE)        DATE        5% ($)       10% ($)
         ----            ------------   ------------   ------------   ----------   ----------   -----------
James R. Wilson........    180,450         17.87          $37.40       3/18/09     $4,253,206   $10,732,361
                           150,000         14.85           30.53       9/10/09      2,885,207     7,281,715
Richard L. Corbin......     54,150          5.36           37.40       3/18/09      1,276,315     3,220,600
                            45,125          4.47           30.53       9/10/09        867,966     2,190,582

---------------
(1) All stock option grants are issued at market value on the date of grant. Options issued during 1999 are exercisable in an increment of one-fourth each year of a four-year vesting period. Options issued during 1998 are exercisable in an increment of one-third each year of a three-year vesting period. Options issued prior to August 21, 1997 became exercisable one year after the date of grant. All options have a ten-year term. Options lapse three months after the date of termination of employment except for retirement, death or disability. For Executive Officers named in the table and other key employees, the stock option grants prior to October 1993 contain limited stock appreciation rights exercisable immediately only upon the change of control of the Company as defined under the section "Termination of Employment and Change of Control Agreements."

(2) No gain will be realized by an optionee without an increase in the price of Cordant's common stock that will correspondingly increase the value of the common stock outstanding held by all stockholders. At December 31, 1999, a 5 percent and a 10 percent gain over the ten-year option period would increase the total value of Cordant's outstanding common stock by $763.3 million and $1,926.4 million, respectively. There can be no assurance that the gains shown in the table will be realized since any gain is dependent on the performance of Cordant's common stock price which is attributable to many factors including but not limited to Cordant performance and stock market conditions. The value of realized gains shown in this table is provided solely for illustrative purposes only in compliance with rules promulgated by the Securities and Exchange Commission. On March 14, 2000, Alcoa and Cordant announced an agreement pursuant to which Alcoa would acquire the outstanding Cordant shares at $57 per share in a tender offer and second-step merger. All outstanding options to purchase Cordant shares would become exercisable upon completion of Alcoa's tender offer for Cordant.

     AGGREGATED OPTION/SAR EXERCISES IN 1999 AND YEAR-END OPTION/SAR VALUES

                                                                      NUMBER OF
                                                                     SECURITIES           VALUE OF
                                                                     UNDERLYING         UNEXERCISED
                                                                     UNEXERCISED        IN-THE-MONEY
                                                                   OPTIONS/SARS AT    OPTIONS/SARS AT
                                                                    YEAR END (#)      YEAR END(1) ($)
                               SHARES ACQUIRED ON      VALUE        EXERCISABLE/        EXERCISABLE/
            NAME                  EXERCISE (#)      REALIZED ($)    UNEXERCISABLE      UNEXERCISABLE
            ----               ------------------   ------------   ---------------   ------------------
James R. Wilson..............          0                 0         354,633/377,117   $5,700,130/370,313
Richard L. Corbin............          0                 0          74,900/112,675    1,155,975/111,402

---------------
(1) Value is calculated based on the average closing New York Stock Exchange price of Cordant's common stock as of December 31, 1999, minus the option exercise price.

LONG-TERM COMPENSATION

     During 1999, the Cordant Compensation and Management Development Committee discontinued Cordant's Key Executive Long-Term Incentive Plan ("LTIP") and replaced it with stock option grants for Messrs. Wilson, Corbin and certain other Cordant executives. Messrs. Wilson and Corbin participate in the LTIP for the 2.5 year Plan performance period beginning July 1, 1998 and ending December 31, 2000 and the three-year Plan performance period beginning July 1, 1997 and ending June 30, 2000.

     The Plan provides a target bonus opportunity based on a percentage of each participant's base annual compensation determined by the participant's salary grade. The opportunity ranges from 65 percent of base annual compensation for the lowest salary grade covered by the Plan to 100 percent of base annual compensation for the highest salary grade covered by the Plan. The amount of the bonus award paid will vary from 25 percent of the target bonus opportunity being paid if the threshold bonus opportunity goals are achieved; 100 percent of the target bonus opportunity if the target bonus goals are achieved; and a maximum bonus of 200 percent of the target bonus opportunity if the maximum bonus targets are achieved. The bonus earned is paid 50 percent in cash and 50 percent in Cordant common stock.

RETIREMENT PLAN

     Cordant maintains a defined benefit Pension Plan for non-bargaining unit employees and funds its entire cost. The following table shows the estimated annual benefits payable upon retirement (including amounts attributable to the defined benefit excess plan) for the specified compensation and years of service.

                               PENSION PLAN TABLE

                                                        YEARS OF SERVICE
                               -------------------------------------------------------------------
        REMUNERATION              15         20         25         30          35           40
        ------------           --------   --------   --------   --------   ----------   ----------
$ 200,000....................  $ 55,451   $ 75,435   $ 96,419   $117,403   $  138,386   $  153,186
   400,000...................   114,851    156,135    199,419    242,703      285,986      315,586
   600,000...................   174,251    236,835    302,419    368,003      433,586      477,986
   800,000...................   233,651    317,535    405,419    493,303      581,186      640,386
 1,000,000...................   293,051    398,235    508,603    618,603      728,786      802,786
 1,500,000...................   441,551    599,985    765,919    931,853    1,097,786    1,208,786

     Messrs. Wilson and Corbin both participate in the Cordant Pension Plan. As of December 31, 1999, Mr. Wilson had 10.6 years credited service for determining pension benefits and Mr. Corbin had 5.8 years credited service.

     Cordant Pension benefits are based on the average earnings for the highest five consecutive years of the final ten years of service. Compensation included in the final average earnings for pension benefit computation includes base annual salary and annual bonuses but excludes payments from Cordant's Executive Long-Term

Incentive Plan and all other annual compensation shown in the Cordant Summary Compensation Table. Unreduced pension benefits are calculated pursuant to the Plan's benefit formula as a straight life annuity payable at age 67. Executive Officers of Cordant retire at age 65. Benefits may be payable in the form of a joint and survivor or a ten-year certain option.

     Because the Cordant Pension Plan is subject to the benefit and compensation limits under the Code, Cordant has established an unfunded Excess Benefit Plan that provides for payment of amounts that would have been paid to employees under the pension formula absent the benefit limitations of the Code.

     Cordant also maintains a Supplemental Executive Retirement Plan (the "Cordant SERP") designed to provide unfunded supplemental retirement benefits to certain Executive Officers and key employees of Cordant. The Cordant SERP is designed to provide such selected employees a benefit at retirement equal to 60 percent of the participant's average five highest consecutive years of compensation during the last ten years. The Cordant SERP also pays the benefit that would otherwise be payable from the Cordant Excess Benefit Plan. Plan benefits are offset by amounts the participant receives from Cordant's Retirement Plan and any pension benefits received from other employer plans including military pensions. A reduced early retirement benefit is available only at the discretion of the Chairman of the Board or President of Cordant. The Cordant SERP provides accelerated benefit accrual, vesting, payment and tax gross up in the event of a change of control of Cordant as defined by the Cordant Board of Directors. Messrs. Wilson and Corbin participate in the Cordant SERP.

     Cordant may elect to fund and secure all or a part of the Excess Benefit Plan and SERP benefits through the use of a "Rabbi" Trust meeting the Code requirements. All such funding is subject to the claims of Cordant's creditors.

TERMINATION OF EMPLOYMENT AND CHANGE OF CONTROL AGREEMENTS

     Cordant has entered into change of control employment agreements with Messrs. Wilson and Corbin, each of whom serve as executive officers of Cordant as well as directors of the Company. These agreements are intended to provide for continuity of employment in the event of a change of control as defined by the agreements, including the following events: (i) acquisition by any person of 20 percent or more of the voting securities of Cordant; (ii) changes of the "Incumbent Board" as defined in the agreements; (iii) reorganization, merger or consolidation of Cordant; or (iv) liquidation or sale of Cordant. Each of the agreements requires continued employment of the executive following a change of control on a basis equivalent to his employment immediately before such change. In the event that during the three-year period following a change of control, the executive terminates his employment for "good reason" (as defined in the agreements) or for any reason during the 30-day period commencing one year after the change of control or Cordant terminates the executive's employment "without cause" (as defined in the agreements), the executive would be entitled to receive a lump sum payment equal to three times the sum of the executive's salary, average long-term bonus and highest annual bonus plus service and earnings credits under any Cordant retirement plan which would have been earned during the employment period and the continuance of fringe benefits during the three years after such termination. The agreements provide that payments from Cordant which (a) constitute "parachute payments" as defined in Section 280G of the Code and (b) would subject the executive to the 20 percent excise tax (the "Excise Tax") contained in Section 4999 of the Code, will be "grossed up" by an additional payment in an amount defined by the agreements which takes into account the Excise Tax, tax penalties and interest, as the case may be, with respect to any such "parachute payments." The amounts of such parachute payments, pursuant to the terms described above, are only determinable with specificity on the date such payment obligations, if any, are triggered. See
Item 3 of the Statement for information regarding estimated payments in respect of the change of control employment agreements between Cordant and Messrs. Wilson and Corbin in connection with the transactions contemplated by the Cordant/Alcoa Merger Agreement.